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                                July 29, 2022

       Li Guo
       Chief Executive Officer
       KB Global Holdings Limited
       No 3 Building of No 1 Jiali Construction Plaza FL 13
       No. 4th Central Road, Futian, Shenzhen
       Guangdong Province, 518000, People   s Republic of China

                                                        Re: KB Global Holdings
Limited
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 15, 2022
                                                            File No. 333-261688

       Dear Ms. Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       The Offering
       Earnings Distributions, page 10

   1. We note your disclosure to comment 5. However, you continue to describe "carried interest" as part of
your revenue in this section as well as in the risk factor titled "Adverse economic and market
conditions..." on page 11. Therefore, we reissue the comment.
 Li Guo
FirstName
KB Global LastNameLi  Guo
           Holdings Limited
Comapany
July       NameKB Global Holdings Limited
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
        You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at
(202) 551- 3321
if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance